Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2016

Highlights

For the three months ended September 30, 2016, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated highest ever quarterly revenues of $43.6 million, operating income of $21.2 million and net income of $19.4 million.

•	Generated highest ever quarterly Adjusted EBITDA of $35.1 million.[1]

•	Generated highest ever quarterly distributable cash flow of $20.3 million[1] with a distribution coverage ratio of 1.35.[2]

•	Achieved strong operational performance with 100% utilization of the fleet.

Other events:

•	On September 13, 2016, Statoil ASA exercised its option to extend the time charter of the vessel Bodil Knutsen for two additional years in accordance with the existing time charter, thereby extending the firm contract period for the time charter from May 2017 to May 2019.

•	On October 13, 2016, the Partnership declared a cash distribution of $0.52 per unit with respect to the quarter ended September 30, 2016 to be paid on November 14, 2016 to unitholders of record as of the close of business on November 1, 2016.

•	On November 1, 2016, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement with Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) to acquire Knutsen Shuttle Tankers 19 AS (“KNOT 19”), the company that owns the shuttle tanker, Raquel Knutsen, from Knutsen NYK (the “Acquisition”). The Partnership expects the Acquisition to close within approximately 30 days, subject to customary closing conditions.

Financial Results Overview

Total revenues were $43.6 million for the three months ended September 30, 2016 (the “third quarter”) compared to $43.1 million for the three months ended June 30, 2016 (the “second quarter”), an increase of $0.5 million. The increase was mainly due to one additional calendar day during the third quarter.

Vessel operating expenses for the third quarter of 2016 were $7.6 million, compared to $8.0 million in the second quarter of 2016, a decrease of $0.4 million that was mainly attributable to decreases of $0.1 million in technical expenses and $0.3 million in crew expenses. General and administrative expenses of $0.9 million for the third quarter of 2016 were in line with the second quarter of 2016.

As a result, operating income for the third quarter of 2016 was $21.2 million compared to $20.2 million in the second quarter of 2016.

Net income for the three months ended September 30, 2016 was $19.4 million compared to $11.6 million for the three months ended June 30, 2016. Net income was impacted by the recognition of realized and unrealized gain on derivative instruments of $3.6 million in the third quarter of 2016, compared to a loss of $3.2 million in the second quarter of 2016. The unrealized non-cash element of the mark-to-market gain was a $4.4 million gain for the three months ended September 30, 2016 and a $1.6 million loss for the three months ended June 30, 2016. Of the

[1]	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of our financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

[2]	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

unrealized gain for the third quarter of 2016, $2.7 million related to mark-to-market gain on interest rate swaps due to an increase in long term interest rates, and an unrealized gain of $1.7 million related to foreign exchange contracts due to strengthening of the Norwegian Kroner (NOK) against the U.S. Dollar.

Net income for the three months ended September 30, 2016 increased by $10.6 million compared to net income for the three months ended September 30, 2015. The increase was primarily due to (i) an increase in operating income of $1.9 million due to earnings from the Ingrid Knutsen being included in the Partnership’s results of operations from October 15, 2015, (ii) a decrease in operating income excluding the results of the Ingrid Knutsen of $0.4 million mainly due an increase of operating expenses due to receipt of insurance proceeds in third quarter of 2015, and (iii) a $9.1 million decrease in total finance expense primarily caused by a $3.6 million realized and unrealized gain on derivative instruments in the three months ended September 30, 2016 compared to a $6.5 million realized and unrealized loss on derivative instruments in the three months ended September 30, 2015.

All ten of the Partnership’s vessels operated well throughout the third quarter of 2016 with 100% utilization of the fleet.

Distributable cash flow was $20.3 million for the third quarter of 2016, compared to $18.5 million for the second quarter of 2016. The distribution declared for the third quarter of 2016 was $0.52 per unit, equivalent to an annualized distribution of $2.08.

Financing and Liquidity

As of September 30, 2016, the Partnership had $62.4 million in available liquidity which consisted of cash and cash equivalents of $27.4 million and an undrawn revolving credit facility of $35 million. The undrawn revolving credit facility is available until June 10, 2019. The Partnership’s total interest bearing debt outstanding as of September 30, 2016 was $635.2 million ($638.5 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended September 30, 2016 was approximately 2.3% over LIBOR.

As of September 30, 2016, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against the NOK at an average exchange rate of NOK 8.4 per 1.0 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of September 30, 2016, the Partnership had entered into various interest rate swap agreements for a total notional amount of $407.7 million to hedge against the interest rate risks of its variable rate borrowings. As of September 30, 2016, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.54% under its interest rate swap agreements, which have an average maturity of approximately 3.3 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of September 30, 2016, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $203.4 million based on total interest bearing debt outstanding of $638.5 million, less interest rate swaps of $407.7 million and less cash and cash equivalents of $27.4 million.

The Partnership’s outstanding interest bearing debt of $638.5 million as of September 30, 2016 is repayable as follows:

	Annual repayment	Balloon repayment
(US $ in thousands)
Remainder of 2016	$16,463	$—
2017	50,084	—
2018	48,495	154,927
2019	28,582	237,678
2020	17,650	—
2021 and thereafter	71,650	12,940

Total	$232,924	$405,545

Extension of Bodil Knutsen Charter

On September 13, 2016, Statoil ASA exercised its option to extend the time charter of the vessel Bodil Knutsen for two additional years in accordance with the existing time charter, thereby extending the firm contract period for the time charter from May 2017 to May 2019. The Partnership also granted five additional one-year options to Statoil ASA to extend the time charter.

Acquisition of Raquel Knutsen

On November 1, 2016, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement to acquire KNOT 19, the company that owns the shuttle tanker, Raquel Knutsen, from Knutsen NYK. The Partnership expects the Acquisition to close within approximately 30 days, subject to customary closing conditions. The purchase price of the Acquisition is $116.5 million, net of approximately $103.5 million of outstanding indebtedness related to the Raquel Knutsen. On the closing of the Acquisition, KNOT 19 will repay approximately $29.0 million of this indebtedness, leaving an aggregate of approximately $74.5 million of debt outstanding under the secured credit facility related to the vessel (the “Raquel Facility”). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%.

The purchase price will be settled by way of seller’s credit (the “Seller’s Credit”) in the amount of approximately $13.0 million. The purchase price will be subject to certain post-closing adjustments for working capital, interest rate swaps, certain inter-company balances and for approximately $1.1 million of capitalized fees related to the financing of the Raquel Knutsen. In connection with the Acquisition, Knutsen NYK will provide to KNOT Shuttle Tankers AS a loan in the amount of approximately $12.0 million (the “Seller’s Loan”). The Seller’s Credit and the Seller’s Loan are non-amortizing, mature in five years and have an annual interest rate equal to LIBOR plus a margin of 4.5%.

The Raquel Knutsen was delivered in March 2015 and is operating in Brazil under a ten-year time charter with Repsol Sinopec Brasil, B.V., which will expire in the second quarter of 2025. The charterer has options to extend the charter for one three-year period and one two-year period.

The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) have approved the purchase price of the Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Acquisition.

The Partnership estimates that the Acquisition will generate approximately $6.0 million of net income and approximately $13.0 million of EBITDA3 for the year ending 2017. However, the Partnership may not realize this level of estimated net income or EBITDA from the Acquisition in 2017.

[3]	EBITDA, which represents earnings before interest, taxes and depreciation, is a non-GAAP financial measure used by management and external users of our financial statements. Please see Appendix A for guidance on the underlying assumptions used to derive estimated EBITDA and estimated net income, and a reconciliation of estimated EBITDA to estimated net income the most directly comparable GAAP financial measure.

Outlook

To date, during the fourth quarter of 2016, utilization of the Partnership’s fleet has been 99.5%. Operating income for the Partnership’s expect to positively impacted by a full month operation of Raquel Knutsen. There is no further scheduled off-hire for any of the Partnership’s vessels for the remainder of 2016.

As of September 30, 2016, the Partnership’s fleet of ten vessels had an average remaining fixed contract duration of 4.9 years. Including the Raquel Knutsen, the average remaining fixed contract duration increases to 5.3 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 2.9 years on average.

The Partnership expects to receive options to acquire four additional vessels (in addition to the Raquel Knutsen) controlled by Knutsen NYK pursuant to the terms of the omnibus agreement entered into in connection with the Partnership’s initial public offering (“IPO”). These vessels are under construction in South Korea and China. As of September 30, 2016, the average remaining fixed contract duration for these four vessels is 5.0 years. In addition, the charterers have options to extend these charters by 12.8 years on average.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any vessels from Knutsen NYK.

The Board believes that there may be opportunities for growth of the Partnership, which may include current identified acquisition candidates, and that the demand for offshore shuttle tankers will continue to grow over time based on identified projects. Future developments will influenced by the rate of growth of offshore oil production activities when the existing projects are completed.

The Board is pleased with the results of operations of the Partnership for the quarter ended September 30, 2016.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of ten offshore shuttle tankers with an average age of 4.8 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, November 2, 2016 at noon (Eastern Time) to discuss the results for the third quarter of 2016, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com

November 1, 2016

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
(USD in thousands)	September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Time charter and bareboat revenues (1)	$43,390	$42,864	$39,281	$128,080	$112,333
Other income (2)	197	199	3	596	154

Total revenues	43,587	43,063	39,284	128,676	112,487

Vessel operating expenses	7,588	7,975	5,936	23,210	19,907
Depreciation	13,920	13,913	12,420	41,725	35,380
General and administrative expenses	908	948	1,180	3,164	3,232
Goodwill impairment charge	—	—	—	—	6,217

Total operating expenses	22,416	22,836	19,536	68,099	64,736

Operating income	21,171	20,227	19,748	60,577	47,751
Finance income (expense):
Interest income	6	0	0	9	3
Interest expense	(5,129)	(5,055)	(4,322)	(15,213)	(12,720)
Other finance expense	(315)	(334)	(79)	(916)	(178)
Realized and unrealized gain (loss) on derivative instruments(3)	3,613	(3,176)	(6,470)	(2,747)	(11,840)
Net gain (loss) on foreign currency transactions	13	(82)	(75)	(104)	(135)

Total finance expense	(1,812)	(8,646)	(10,946)	(18,971)	(24,870)

Income before income taxes	19,360	11,581	8,802	41,607	22,881
Income tax benefit (expense)	(3)	(3)	—	(9)	(6)

Net income	$19,357	$11,578	$8,802	$41,598	$22,875

Weighted average units outstanding (in thousands of units):
Common units (4)	27,194	22,581	18,807	22,817	16,005
Subordinated units(4)	—	4,613	8,568	4,377	8,568
General partner units	559	559	559	559	467

(1)	Time charter revenues for the third and second quarter of 2016 include non-cash items: (i) of approximately $0.8 million in reversal of contract liability provision and income recognition of prepaid charter hire and (ii) $0.2 million accrued income for the Carmen Knutsen based on average charter rate for the fixed period. Time charter revenues for the third quarter of 2015 include a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charter hire.
(2)	Other income for the third and second quarter of 2016 is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new BG Group time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.
(3)	The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the three months ended September 30, 2016 includes realized losses of $0.8 million and unrealized gain of $4.4 million. Of the net unrealized gain for the third quarter of 2016, a $1.7 million gain relates to foreign exchange contracts and hedging operational costs in NOK. The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the three months ended June 30, 2016 includes realized losses of $1.6 million and unrealized losses of $1.6 million. Of the net unrealized loss for the second quarter of 2016, a $0.1 million loss relates to foreign exchange contracts and hedging operational costs in NOK. The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the three months ended September 30, 2015 includes unrealized loss of $2.2 million and realized loss of $4.2 million. Of the realized loss for the third quarter of 2015, $3.2 million relates to foreign exchange contracts hedging operational costs in NOK.
(4)	On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	At September 30, 2016	At December 31, 2015
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$27,382	$23,573
Amounts due from related parties	69	58
Inventories	758	849
Derivative assets	1,645	—
Other current assets (1)	1,455	1,800

Total current assets	31,309	26,280

Long-term assets:
Vessels and equipment:
Vessels	1,352,165	1,351,219
Less accumulated depreciation	(197,518)	(158,292)

Net property, plant, and equipment	1,154,647	1,192,927

Derivative assets	—	695
Accrued income	921	—

Total assets	$1,186,877	$1,219,902

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$1,453	$1,995
Accrued expenses	3,967	3,888
Current portion of long-term debt (1)	48,877	48,535
Derivative liabilities	2,621	5,138
Income taxes payable	21	249
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	8,954	3,365
Amount due to related parties	765	848

Total current liabilities	68,176	65,536

Long-term liabilities:
Long-term debt (1)	586,332	619,187
Derivative liabilities	4,132	1,232
Contract liabilities	8,619	9,757
Deferred tax liabilities	957	877
Other long-term liabilities	1,427	2,543

Total liabilities	669,643	699,132

Equity:
Partners’ equity:
Common unitholders	507,045	411,317
Subordinated unitholders	—	99,158
General partner interest	10,189	10,295

Total partners’ equity	517,234	520,770

Total liabilities and equity	$1,186,877	$1,219,902

(1)	Effective January 1, 2016, the Partnership implemented ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method. The new guidance is applied retrospectively for all periods presented. As of September 30, 2016 and December 31, 2015 the carrying amount of the deferred debt issuance cost was $3.3 million and $4.0 million, respectively.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
(USD in thousands)	2016	2015
Cash flows provided by operating activities:
Net income	$41,598	$22,875
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	41,725	35,380
Amortization of contract intangibles / liabilities	(1,138)	(1,138)
Amortization of deferred revenue	(1,257)	(1,436)
Amortization of deferred debt issuance cost	883	859
Goodwill impairment charge	—	6,217
Drydocking expenditure	(2,595)	—
Income tax expense	9	6
Income taxes paid	(241)	(336)
Unrealized (gain) loss on derivative instruments	(568)	5,254
Unrealized (gain) loss on foreign currency transactions	30	18
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	(11)	915
Decrease (increase) in inventories	90	248
Decrease (increase) in other current assets	344	(2,239)
Increase (decrease) in trade accounts payable	(565)	(554)
Increase (decrease) in accrued expenses	79	730
Decrease (increase) in accrued revenue	(921)	—
Increase (decrease) prepaid revenue	5,730	(1,503)
Increase (decrease) in amounts due to related parties	(82)	(1,526)

Net cash provided by operating activities	83,110	63,770

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(849)	(1,193)
Acquisition of Dan Sabia (net of cash acquired)	—	(36,843)

Net cash used in investing activities	(849)	(38,036)

Cash flows from financing activities:
Proceeds from long-term debt	5,000	—
Repayment of long-term debt	(38,221)	(55,439)
Repayment of long-term debt from related parties	—	(12,000)
Payment on debt issuance cost	(174)	(8)
Cash distribution	(45,134)	(38,261)
Proceeds from public offering, net of underwriters’ discount	—	116,924
Offering cost	—	(293)

Net cash provided by (used in) financing activities	(78,529)	10,923

Effect of exchange rate changes on cash	77	(206)
Net increase in cash and cash equivalents	3,732	36,451
Cash and cash equivalents at the beginning of the period	23,573	30,746

Cash and cash equivalents at the end of the period	$27,382	$67,197

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, goodwill impairment charges, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2016 (unaudited)	Three Months Ended June 30, 2016 (unaudited)
Net income	$19,357	$11,578
Add:
Depreciation	13,920	13,913
Other non-cash items; deferred costs amortization debt	310	287
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	1,608
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(7,894)	(7,894)
Other non-cash items; deferred revenue	(751)	(787)
Other non-cash items; accrued income	(216)	(245)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(4,438)	—

Distributable cash flow	$20,288	$18,460
Distributions declared	$15,027	$15,027

Distribution coverage ratio(1)	1.35	1.23

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2016 (unaudited)	Three Months Ended June 30, 2016 (unaudited)
Net income	$19,357	$11,578
Interest income	(6)	—
Interest expense	5,129	5,055
Depreciation	13,920	13,913
Income tax expense	3	3
EBITDA	38,403	30,549
Other financial items (a)	(3,311)	3,592

Adjusted EBITDA	$35,092	$34,141

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions

Estimated Net Income and Estimated EBITDA for KNOT 19

For KNOT 19, the entity that the Partnership intends to purchase in the Acquisition, estimated net income and estimated EBITDA for the year ending December 31, 2017 are based on the following assumptions:

•	closing of the Acquisition and timely receipt of charter hire specified in the time charter contract;

•	utilization of the Raquel Knutsen of 363 days per year and no drydocking of the vessel;

•	no realized or unrealized gains or losses on derivative instruments related to KNOT 19’s financing arrangements;

•	vessel operating costs according to current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual net income and EBITDA for KNOT 19 could differ materially from our estimates. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

The table below reconciles estimated EBITDA to estimated net income, the most directly comparable GAAP measure, in connection with the intended acquisition of KNOT 19.

(USD in thousands)	Year Ending December 31, 2017 (unaudited)
Net income	$6,041
Interest expense	(2,353)
Depreciation	(4,614)
Income tax expense	—

EBITDA	$13,008

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions, including the intended acquisition of KNOT 19;

•	the estimated net income and estimated EBITDA relating to the intended acquisition of KNOT 19 for the year ending December 31, 2017;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.